UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.___)*

                              Neurogen Corporation
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                                (Name of Issuer)

                          Common Stock, $.025 par value
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                         (Title of Class of Securities)

                                    64124E106
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                                 (CUSIP Number)


                                 Thomas J. Tisch
                               667 Madison Avenue
                               New York, NY 10021
                                 (212) 545-2927
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 11, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 64124E106                                           Page 2 of 10 Pages
--------------------                                          ------------------

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Four Partners
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |_|
                                                                        (b)  |_|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

         WC
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
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    NUMBER OF        7     SOLE VOTING POWER

     SHARES                771,900
                   -------------------------------------------------------------

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
                   -------------------------------------------------------------
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           771,900
     PERSON        -------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER
      WITH
                           -0-
--------------------------------------------------------------------------------

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         771,900
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.4%
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   14    TYPE OF REPORTING PERSON*

         PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO. 64124E106                    13D                    Page 3 of 10 Pages
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Item 1.  Security and Issuer.
         -------------------

        This Statement relates to the Common Stock, $.025 par value per share (the "Common Stock"), of Neurogen Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 35 Northeast Industrial Road, Branford, Connecticut 06405.

Item 2.  Identity and Background.
         -----------------------

         This statement is being filed by Four Partners, a New York general partnership ("FP"). The principal business of FP is investments. The address of the principal business and the principal office of FP is c/o Thomas J. Tisch, 667 Madison Avenue, New York, New York 10021. The sole partners of FP are Andrew
H. Tisch 1991 Trust, for which Andrew H. Tisch is the managing  trustee,  Daniel
R. Tisch 1991 Trust, for which Daniel R. Tisch is the managing trustee, James S. Tisch 1991 Trust, for which James S. Tisch is the managing trustee, and Thomas
J. Tisch 1991 Trust, for which Thomas J. Tisch is the managing  trustee.  Thomas
J. Tisch has been appointed the Manager of FP.

         Set forth below is certain information with respect to Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch (the "Messrs. Tisch"), who are the respective managing trustees of the four partners of FP:

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CUSIP NO. 64124E106                    13D                    Page 4 of 10 Pages
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Name                    Business Address           Present Principal Occupation
----                    ----------------           -----------------------------
Andrew H. Tisch         667 Madison Avenue         Member, Management
                        New York, NY  10021        Committee, Loews Corporation
                                                   (a public company primarily
                                                   engaged in insurance and
                                                   tobacco)

Daniel R. Tisch         c/o Mentor Partners, L.P.  General Partner, Mentor
                        499 Park Avenue            Partners, L.P.(a partnership
                        New York, NY  10022        engaged in investment
                                                   activities)

James S. Tisch          667 Madison Avenue         President and Chief Operating
                        New York, NY  10021        Officer, Loews Corporation
                                                   (a public company primarily
                                                   engaged in insurance and
                                                   tobacco)

Thomas J. Tisch         667 Madison Avenue         Managing Partner of FLF
                        New York, NY  10021        Associates and Manager of FP
                                                   (partnerships engaged in
                                                   investment activities)

         The Messrs. Tisch are brothers and are United States citizens.

         During the last five years, none of the persons or the entities named in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the persons or the entities named in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or

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CUSIP NO. 64124E106                    13D                    Page 5 of 10 Pages
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final  order  enjoining  future  violations  of,  or  prohibiting  or  mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         All funds used to purchase the securities reported in Item 5 below were provided from the working capital of FP. The aggregate purchase price of such securities was approximately $12,380,478.


Item 4.  Purpose of Transaction.
         ----------------------

         The securities purchased by FP were purchased solely for investment. FP expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease such investment position.

         FP has no intention of seeking control of the Issuer, nor does it have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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CUSIP NO. 64124E106                    13D                    Page 6 of 10 Pages
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Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         FP holds 771,900 shares, representing 5.4% of the outstanding shares of Common Stock.

         (a) Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each person or entity listed in Item 2 above, together with the percentage of outstanding shares of Common Stock which is beneficially owned by each such person or entity.

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CUSIP NO. 64124E106                    13D                    Page 7 of 10 Pages
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Name of                  Amount and Nature                   % of Class
Beneficial Owner         of Beneficial Ownership             Outstanding (1)
----------------         -----------------------             ---------------
Four Partners                 771,900                        5.4%



Andrew H. Tisch                     0 (2)                    0
1991 Trust

Daniel R. Tisch                     0 (2)                    0
1991 Trust

James S. Tisch                      0 (2)                    0
1991 Trust

Thomas J. Tisch                     0 (2)                    0
1991 Trust

Andrew H. Tisch                     0 (2)                    0

Daniel R. Tisch                     0 (2)                    0

James S. Tisch                      0 (2)                    0

Thomas J. Tisch                     0 (2)                    0
                              -------                        -
Total                         771,900                        5.4% (2)

         (b) With respect to the persons and entities named in response to paragraph (a) above:

         (i) FP has directly the sole power to vote or direct the vote and dispose or direct the disposition of the 771,900 shares of Common Stock owned by it; and

         (ii) By virtue of their status as managing trustees of the trusts which are the general partners of FP, the Messrs. Tisch may be deemed to have indirectly shared power to vote or direct the vote and dispose or direct

----------
     (1) The Issuer's 10-K for the fiscal year ended December 31, 1996 indicated that 14,272,479 shares of Common Stock were issued and outstanding as of March 1, 1997.

     (2) Does  not  include  shares  owned  by FP.  None  of the  Messrs.
         Tisch beneficially owns any shares of Common Stock, except to the extent that beneficial ownership of shares of Common Stock beneficially owned by FP may be attributed to them.

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CUSIP NO. 64124E106                    13D                    Page 8 of 10 Pages
-------------------------------------------------------------------------------

         the disposition of the 771,900 shares of Common Stock owned by FP.

         (c) The following transactions were effected by FP during the sixty days preceding the date hereof. None of the persons or entities named in Item 2 above effected any other transactions in the Common Stock during the 60 days preceding the date hereof.


Transaction    Date         Security     No.       Price/Share     Market
-----------    ----         --------     -------   -----------     ------
Purchase       3/6/97        Common      80,000      $17.50        NASDAQ
Purchase       3/6/97        Common         200      $17.29        NASDAQ
Purchase       3/6/97        Common         500      $17.35        NASDAQ
Purchase       3/14/97       Common       2,200      $19.29        NASDAQ
Purchase       3/31/97       Common      12,500      $18.77        NASDAQ
Purchase       3/31/97       Common       2,000      $18.79        NASDAQ
Purchase       4/1/97        Common       3,000      $18.04        NASDAQ
Purchase       4/2/97        Common      32,000      $15.71        NASDAQ
Purchase       4/3/97        Common      24,000      $14.36        NASDAQ
Purchase       4/8/97        Common       4,000      $13.91        NASDAQ
Purchase       4/9/97        Common       2,000      $14.04        NASDAQ
Purchase       4/10/97       Common      35,400      $14.29        NASDAQ
Purchase       4/11/97       Common      10,000      $14.37        NASDAQ
Purchase       4/14/97       Common      14,800      $14.41        NASDAQ
Purchase       4/15/97       Common      33,200      $14.45        NASDAQ
Purchase       4/17/97       Common      2,500       $14.87        NASDAQ
Purchase       4/18/97       Common      5,000       $14.88        NASDAQ

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CUSIP NO. 64124E106                    13D                    Page 9 of 10 Pages
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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         None of the persons or entities named in Item 2 above has any express contracts, arrangements or understandings with any of the other persons or entities named in Item 2 above with respect to the securities of the Issuer. Except as set forth in this Schedule 13D, none of the persons or entities named in Item 2 above has any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. None of the persons or entities named in Item 2 above has any contracts, arrangements, understandings or relationships with the Issuer.

Item 7.  Material to be filed as Exhibits.
         --------------------------------

         None.
         ----

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CUSIP NO. 64124E106                    13D                   Page 10 of 10 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


April 21, 1997

                                                FOUR PARTNERS


                                                By  /s/ Thomas J. Tisch
                                                    ----------------------
                                                    Thomas J. Tisch
                                                    Manager of Four Partners